SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

5 January 2012

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

No. 1       Regulatory News Service Announcement, dated 5 January 2012 re:  'Blocklisting Interim Review'

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 3 January 2012

Name of applicant:		Lloyds Banking Group plc
Name of scheme:		Lloyds TSB Group Sharesave Scheme 1997
Period of return:	From:	01/07/2011	To:	31/12/2011
Balance of unallotted securities under scheme(s) from previous return:		13,515,055
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		Nil
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		Nil
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		13,515,055

Name of contact:	Sara Thomson, Assistant Company Secretary
Telephone number of contact:	020 7356 2034

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 3 January 2012

Name of applicant:		Lloyds Banking Group plc
Name of scheme:		Lloyds Banking Group Sharesave Scheme 2007 (formerly Lloyds TSB Group Sharesave Scheme 2007)
Period of return:	From:	01/07/2011	To:	31/12/2011
Balance of unallotted securities under scheme(s) from previous return:		7,450,192
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		Nil
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		143,139
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		7,307,003

Name of contact:	Sara Thomson, Assistant Company Secretary
Telephone number of contact:	020 7356 2034

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 3 January 2012

Name of applicant:		Lloyds Banking Group plc
Name of scheme:		Lloyds TSB Group No. 1 executive share option scheme 1997
Period of return:	From:	01/07/2011	To:	31/12/2011
Balance of unallotted securities under scheme(s) from previous return:		1,363,403
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		Nil
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		Nil
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		1,363,403

Name of contact:	Sara Thomson, Assistant Company Secretary
Telephone number of contact:	020 7356 2034

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 3 January 2012

Name of applicant:		Lloyds Banking Group plc
Name of scheme:		Lloyds TSB Group No. 2 executive share option scheme 1997
Period of return:	From:	01/07/2011	To:	31/12/2011
Balance of unallotted securities under scheme(s) from previous return:		9,855,658
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		Nil
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		Nil
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		9,855,658

Name of contact:	Sara Thomson, Assistant Company Secretary
Telephone number of contact:	020 7356 2034

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 3 January 2012

Name of applicant:		Lloyds Banking Group plc
Name of scheme:		Lloyds TSB Group plc senior executives' share option scheme 1996
Period of return:	From:	01/07/2011	To:	31/12/2011
Balance of unallotted securities under scheme(s) from previous return:		762,500
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		Nil
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		Nil
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		762,500

Name of contact:	Sara Thomson, Assistant Company Secretary
Telephone number of contact:	020 7356 2034

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 3 January 2012
Name of applicant:		Lloyds Banking Group plc
Name of scheme:		Lloyds Banking Group Share Incentive Plan (formerly Lloyds TSB Group Shareplan)
Period of return:	From:	01/07/2011	To:	31/12/2011
Balance of unallotted securities under scheme(s) from previous return:		434,353
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		Nil
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		Nil
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		434,353

Name of contact:	Sara Thomson, Assistant Company Secretary
Telephone number of contact:	020 7356 2034

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 3 January 2012

Name of applicant:		Lloyds Banking Group plc
Name of scheme:		Lloyds Banking Group plc Deferred Bonus Plan 2008
Period of return:	From:	01/07/2011	To:	31/12/2011
Balance of unallotted securities under scheme(s) from previous return:		650,000,000
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		Nil
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		650,000,000
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		Nil

Name of contact:	Sara Thomson, Assistant Company Secretary
Telephone number of contact:	020 7356 2034

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                LLOYDS BANKING GROUP plc
                                                                                                                                                                                               (Registrant)

                                                                                                                                                 By: Kate O'Neill

                                                                                                                                                 Name: Kate O'Neill
                                                                                                                                                 Title: Managing Director
                                                                                                                                                 Investor Relations

Date:   5 January, 2012